EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Finisar Corporation for the registration of common stock, preferred stock, debt securities, warrants and units, and to the incorporation by reference therein of our reports dated June 24, 2013, with respect to the consolidated financial statements and schedule of Finisar Corporation and the effectiveness of internal control over financial reporting of Finisar Corporation included in its Annual Report (Form 10-K) for the year ended April 28, 2013, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Jose, California
June 26, 2013